CUTLER LAW GROUP
                                   Attorneys at Law
                    www.cutlerlaw.com     M. Richard Cutler, Esq.
                    =================     =======================

                                January 15, 2007

Christopher Owings
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington,  D.C.  20549

RE:       Stem Cell Therapy International, Inc.
          Amendment No. 2 to Registration Statement on Form 10-SB
          Filed November 13, 2006
          Form 10-QSB for Fiscal Quarter Ended June 30, 2006
          Filed August 21, 2006
          Form 10-QSB for Fiscal Quarter Ended September 30, 2006
          Filed November 14, 2006 File No. 0-51931

Gentlemen and Ladies:

     This letter is written in response to your correspondence dated December 7, 2006 and addressed to Calvin C. Cao, Chief Executive Officer and President of Stem Cell Therapy International, Inc. (the "Company"). This letter includes responsive comments to your letter. All page references are to the marked copy sent supplementally by .pdf copy.

     The responses contained herein correspond in Part and Number to the comments in your letter of December 7, 2006.

GENERAL
1. Please update your financial statements as required by Item 310 of Regulation S-B. In this regard, please also update your Management's Discussion and Analysis section and any other related disclosure in the registration statement.

     We have included our September 30, 2006 financial statements in our Amendment No. 3 and updated the information appropriately in the Management's Discussion and Analysis.

2. Please revise your disclosure throughout this registration statement to indicate clearly the specifics of your contractual relationship with the Institute of Cell Therapy. Specifically, please revise your Management's Discussion and Analysis section and your financial statements note disclosure to

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provide the minimum contractual amounts you must purchase and the related time period for these purchases. Also, please revise the Results of Operations section to indicate clearly that future material charges could occur. In your revisions, please be as specific as possible while noting the amount or range of possible charges under the contract.

     We have revised the disclosure throughout the registration statement, including the Management's Discussion and Analysis and financial statement note disclosure to specify the minimum purchase requirements of the licensing agreement to be 60 portions per year. Should the Company fail to purchase the minimum portion, the Company will be obligated to pay $2,000 for every portion less than the 60 portions required. The Company has a standing irrevocable letter of credit for $120,000 to be drawn upon by ICT should the Company fail to make the minimum purchase requirements. See page 21 and 42 of the Amended Form 10-SB, as well as Note 10 to the Financial Statements.

PRINCIPAL PRODUCTS AND SERVICES, PAGE 6

3. We note your response to comment 4 in our letter dated August 25, 2006, where you disclosed, "As each patient's medical data is reviewed and approved or denied by the Advisory Board and not one individual person, there is no conflict of interest." On page 50 under "Scientific and medical Advisory Board - United States and Mexico," you also state, "No one individual has control over the decisions of the Advisory Board. Therefore it is unlikely that a conflict of interest will arise." The latter disclosure appears to indicate that conflicts of interest may arise, while the former appears to indicate the absence of any conflicts of interests. Please revise to clearly indicate whether a conflict of interest exists or not. In this regard, you indicate that the Advisory Board is compensated with 10,000 or 20,000 shares of your stock "depending on the level of participation during the fiscal year." If the Advisory Board's compensation, individually or as a group, is tied to the number of referrals they recommend for treatment, it would appear that a conflict of interest may exist. Further, it appears that the members of the European Advisory Board are comprised of the director of the ICT clinic, as well as employees of the ICT clinic. The ICT clinic then receives referrals from the Advisory Board for treatment. Again, this relationship may create a conflict of interest. Please revise accordingly or advise.

     We have revised the Amended Form 10-SB on page 7 to indicate what, if any, potential conflicts may exist as a result of the compensation referenced.

COMPETITION, PAGE 28

4.     We note your response to comment 8 in our letter dated August 25, 2006.
Item 101(b)(4) of Regulation S-B requires that you discuss your competitive business conditions, competitive position, and methods of competition. Although there may not be other entities that follow the exact business model as you, it would appear that there are other entities, besides VesCell, that compete for

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clients in the stem cell therapy industry. Please discuss this industry generally, your size in relation to the other entities in the industry, the methods by which these entities compete, how you plan to compete with them, and how your plan of competition compares with other methods of competition in the industry.

     We have added more complete disclosure as requested on pages 28 and 29 of the Amended Form 10-SB.

5. In the last paragraph of this section, you state that your business model has a number of affiliate treatment facilities, such as hospitals and medical clinics in different locations outside of the United States. However, you indicate in other areas of this document that you have only two affiliated clinics in Kiev, Ukraine and Tijuana, Mexico. Please revise or advise.

     We have revised the Form 10SB to consistently disclose the treatment facilities as they currently exist. See page 29 of the Amended Form 10-SB.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 38

6. We note your response to comment 11 in our letter dated August 25, 2006. In the last paragraph on page 41, you list and explain the factors that may adversely affect your quarterly operating results. In addition to discussing these adverse factors, please revise this subsection to provide a balanced, executive-level discussion of the most important matters on which you focus in evaluating your financial condition and operating performance. Please consider discussing the key operating indicators on which management focuses in assessing the business and explain how these indicators have affected you in the past and how you believe each will affect you in the future based upon your knowledge of your operations and your industry. See Item 303 of Regulation S-B and SEC Release No. 33-8350.

We have revised the Amended Form 10-SB on page 43 to reflect the above referenced requests.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, PAGE 46

7. We note your response to comment 15 in our letter dated August 25, 2006_ Please disclose Lixian (John) Jiang's age and business experience over the past five years, including specific dates. See Item 401(b) of Regulation S-B.

We have revised the disclosure with respet to Mr. Jiang as requested on page 51 of the Amended Form 10-SB.

EUROPEAN SCIENTIFIC AND MEDICAL ADVISORY BOARD & OFFICERS OF ICT'S CLINIC, PAGE
49

8. We note your response to comment 16 in our letter dated August 25, 2006. Please disclose in your document, if true, that the scientific and medical advisory board members from Europe are consultants to you that receive the same

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10,000 to 20,000 shares of your stock as the United States and Mexican scientific and medical advisory board members do in compensation.

     We have revised the disclosure on pages 51 to 53 of the Amended Form 10-SB to clarify the status of and compensation for both the European Scientific and Medical Advisory Board and the United States and Mexican Medical Advisory Board.

9. In the first paragraph of this section, you state that you have "[a]ppointed the Director of the ICT and four leading international scientists in the field of stem cell transplantation therapy to ICT's Management Organization." Please describe "ICT's Management Organization" and tell us the reason that you are able to appoint individuals to this organization, given your previous disclosure that the Institute of Cell Therapy is a separate entity from you.

The Form 10-SB has been revised on pages 51 to 52 to clarify that while the Company has appointed to its Medical and Scientific Advisory Board certain members of the management of ICT, these individuals are neither employees nor directors of the Company, but are rather employees of the ICT clinic in Kiev, Ukraine.

ITEM 6. EXECUTIVE COMPENSATION, PAGE 50

10. We note your response to comment 18 in our letter dated August 25, 2006. In that response, you state that Calvin Cao's shares were issued to him as part of the 13,530,668 shares issued to the shareholders of Stem Cell Florida as consideration for 100% of the outstanding shares of Stem Cell Florida. However, in your response to comment 54 in our letter dated May 24, 2006, you state that Calvin Cao purchased all of his shares at par value. Please revise or advise.

We have reviewed and corrected the statements so that they consistently show throughout the document that the total shares issued to Stem Cell Florida were actually 14,150,804. Mr. Cao originally purchased shares of Stem Cell Florida prior to the merger, then as part of the merger, he was issued shares in Stem Cell International Therapy. This has been revised throughout the Form 10-SB to accurately and consistently describe the transactions.

STEM CELL THERAPY INTERNATIONAL, INC. DECEMBER 7, 2006

PAGE 4

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES, PAGE 57

11. We note your response to comment 19 in our letter dated August 25, 2006. In this section, please disclose specifically the number of the 13,530,668 shares you issued or sold to Calvin Cao and the fact that you issued as compensation 200,000 shares of the 13,530,668 shares to Daniel Sullivan.

As referenced above the total shares issued to Stem Cell Florida was actually 14,150,804 which has been corrected throughout the Form 10-SB. We have issued 13,000,000 shares of common stock to Calvin Cao for cash at par value in Stem

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Cell Florida, prior to the merger as noted below, this includes the 3,000,000 shares issued in exchange for the reduction of a payable, which is included in the "newly" issued shares:
Date               Number of Shares     Price per Share          Total Amount
Paid
December 3, 2004     10,000,000          $.001               $10,000
September 1, 2005     3,000,000          $.001               $3,000

We have revised the Amended Form 10-SB to reflect these issuances on pages 60 and 61.

We had issued Daniel Sullivan 200,000 shares of common stock as compensation for past services rendered. These shares were valued at par value and were part of the 14,150,804 shares issued from R Capital. The disclosures in the Form 10-SB have been revised to include this specific information as well.

12. We reissue comment 22 in our letter dated August 25, 2006. In this regard, please note that our comment was directed to the February 16, 2006 issuance of securities and not to the September 15, 2005 issuance.

We have revised the Form 10SB to disclose the relative information regarding the issuance of the securities for February 16, 2006. See page 61-62 of the Amended Form 10-SB.

13. We note your response to comment 24 in our letter dated August 25, 2006. You disclose that in the September 1, 2005 transaction, R Capital "[t]ransferred the remaining 14,150,804 shares held by it to the shareholders of Stem Cell Florida and others as set forth below." You further disclosed that you "[i]ssued 10,409,864 new shares to shareholders of Stem Cell Florida and others as set forth below." According to the first bullet point, however, you state that R Capital transferred all of its shares, which would be 14,150,804 shares, to the shareholders of Stem Cell Florida. Yet, the bullet point appears to state that only 13,530,668 shares were received by the shareholders of Stem Cell Florida. Also, the second two bullet points appear to state that you issued a combined 11,030,000 new shares, as opposed to the 10,409,864 new shares you claim that you issued. Please revise or advise.

We have reviewed the calculations and shares issued during the merger, and corrected the total shows from 13,530,668 to 14,150,804 and the 10,409,864 to 11,030,000 which accurately reflects the shares issued. We have made the corrections to Form 10-SB on pages 3, 40 and 60.

FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS, PAGE F-3

14. We note your response to comment 26 in our letter dated August 25, 2006. We reiterate our comment that you advise us or revise your document to clarify your accounting for the issuance of preferred stock. In your response to comment 26, you state that there was a beneficial conversion feature. Please explain to us how you determined the $10,000 beneficial conversion feature. We note your disclosure on page F-17 that the amount represents the difference between the calculated fair value and the book value. The intrinsic value of the beneficial conversion feature is generally calculated at the commitment date as the difference between the conversion price and the fair value of the common stock multiplied by the number of shares into which the security is convertible. We note the 500,000 shares of preferred stock are convertible into 500,000 shares of common stock at a conversion price of $1.00. Please tell us and disclose the fair value at the commitment date and the commitment date. Also, please ensure all of the disclosures required by SFAS 129 are provided, including the conversion price.

We calculated the beneficial conversion feature at the date of commitment, September 15, 2005, using the fair value of the closing price of the common stock of $.07 per share and an exercise price of $.05 per share, calculated as the $25,000 paid for the preferred stock, divided by the 500,000 shares of preferred stock received. Each Preferred Stock Series A is convertible into one share of common stock with no additional investment. We have revised our disclosures to include the additional information as required. See Note 8 to the Financial Statements.

FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2006 ITEM 3. CONTROLS AND PROCEDURES

15. We note your response to comment 28 in our letter dated August 25, 2006. You have confirmed that your president, Calvin Cao, is also your principal executive officer. As requested in our previous comment, please confirm also that in his capacity as principal executive officer, Mr. Cao concluded that your disclosure controls and procedures are effective for the fiscal period ended June 30, 2006.

     Mr. Cao confirms that in his capacity as principal executive officer, he concluded that the disclosure controls and procedures for Stem Cell Therapy International, Inc. are effective for the fiscal period ended June 30, 2006.

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FORM 10-QSB FOR THE QUARTER ENDED SEPTEMBER 30, 2006 ITEM 3. CONTROLS AND
PROCEDURES

16. In the It sentence of this section, you state that there were no "significant" changes in your internal controls "or in other factors" that have materially affected, or are reasonably like to affect, your internal controls over financial reporting during the most recent fiscal period. Your disclosure does not appear to specifically address Item 308(c) of Regulation S-B. Please confirm, if true, that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. Further, please confirm that in future filings, you will disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Stem Cell Therapy International confirms that there were no changes in the internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, internal control over financial reporting. Further, Stem Cell Therapy International confirms that in future filings, it will disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

------------------------------------

     A courtesy printed version copy of the Amended Filing redlined with all changes from the original filing, along with a hard copy of this letter has been forwarded by overnight mail to your office in conjunction with the Edgar filing of said documents. If you have any further questions or comments, please do not hesitate to contact us.

                                   Very truly yours,

                                   /s/ M. Richard Cutler

                                   M.  Richard Cutler